Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended March 31, 2020
(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2020 Highlights	2
3.	Fourth Quarter of Fiscal Year 2020 Highlights	3
4.	Operating Performance	4
5.	Outlook	13
6.	Investment in New Pacific Metals Corp. (“NUAG”)	14
7.	Fiscal Year 2020 Financial Results	15
8.	Fourth Quarter Fiscal 2020 Financial Results	18
9.	Liquidity and Capital Resources	20
10.	Financial Instruments and Related Risks	22
11.	Off-Balance Sheet Arrangements	24
12.	Transactions with Related Parties	24
13.	Alternative Performance (Non-IFRS) Measures	25
14.	Critical Accounting Policies, Judgments, and Estimates	29
15.	New Accounting Standards	29
16.	Other MD&A Requirements	31
17.	Outstanding Share Data	31
18.	Risks and Uncertainties	31
19.	Corporate Governance, Safety, Environment ad Social Responsibility	36
20.	Subsequent Event	37
21.	Disclosure Controls and Procedures	38
22.	Management’s Report on Internal Control over Financial Reporting	38
23.	Changes in Internal Control over Financial Reporting	39
24.	Directors and Officers	39
Forward Looking Statements		39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2020 and the related notes contained therein. The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2020. This MD&A refers to various alternative performance (non-IFRS) measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, production cost per tonne, all-in sustaining production costs per tonne, adjusted net income and adjusted earnings per share. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 13, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of May 20, 2020 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a profitable Canadian mining company currently producing silver, gold, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American.

2.	Fiscal Year 2020 Highlights

Silvercorp’s operations in China are usually suspended for two weeks for the Chinese New Year holiday. During the 2020 holiday season , the operations in China were shut down for an extra month due to the COVID-19 situation in China at that time, as the Company reported in the news released on January 29, February 18, and March 12, 2020. The operations were ramped up to full capacity in March 2020 with no employee infection and are in full compliance with government measures implemented to prevent the spread of the virus. Despite the extended shutdown during the three months ended March 31, 2020 (“Q4 Fiscal 2020”), the Company was able to achieve its full year production surpassing its guidance for the fiscal year ended March 31, 2020 (“Fiscal 2020”). The operational results of Fiscal 2020 are highlighted below:

  Silver, lead and zinc production surpassed annual guidance by 3%, 3% and 17%;

  Ore mined down 2% to 885,830 tonnes compared to the prior year;

  Sold approximately 6.3 million ounces of silver, 3,300 ounces of gold, 65.3 million pounds of lead, and 25.4 million pounds of zinc, representing a decrease of 2% and 6% in silver and gold sold and an increase of 1% and 12% in lead and zinc sold compared to the prior year;

  Revenue of $158.8 million, down 7% compared to $170.5 million in the prior year;

  Net income attributable to equity shareholders of $34.3 million, or $0.20 per share compared to $39.7 million, or $0.23 per share in the prior year. Excluding the impairment reversal of $9.2 million recorded in Fiscal 2019, the net income to equity shareholders in Fiscal 2020 was up 6%

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

compared to the adjusted net income to equity shareholders1 of $32.2 million, or $0.19 per share, in the prior year. In Fiscal 2020, the Company’s consolidated financial results were impacted by, among others, operations in China being suspended for an extra month in Q4 Fiscal 2020 due to COVID-19;

  Cash cost per ounce of silver1, net of by-product credits, of negative $1.91 compared to negative $4.29 in the prior year;
  All-in sustaining cost per ounce of silver1, net of by-product credits, of $6.86, compared to $3.52 in the prior year;
  Cash flow from operations of $77.2 million, up 10% compared to $70.4 million in the prior year;
  Paid $4.3 million of dividends to the Company’s shareholders, compared to $4.2 million in the prior year;
  Invested $7.0 million in New Pacific Metals Corp. (“NUAG”) to maintain the Company’s ownership interest at 28.8%; and
  Strong balance sheet with 142.5 million in cash and cash equivalents and short-term investments, an increase of $27.2 million or 24% compared to $115.3 million as at March 31, 2019.
3.	Fourth Quarter of Fiscal Year 2020 Highlights
  Ore mined down 34% to 106,595 tonnes compared to the prior year quarter;
  Sold approximately 0.8 million ounces of silver, 500 ounces of gold, 9.7 million pounds of lead, and 3.1 million pounds of zinc, down 39%, 29%, 24%, and 58% respectively, compared to approximately 1.3 million ounces of silver, 700 ounces of gold, 12.7 million pounds of lead, and 7.3 million pounds of zinc in the prior year quarter.
  Revenue of $18.9 million, down 46% compared to $35.0 million in the prior year quarter;
  Net income attributable to equity shareholders of $3.2 million, or $0.02 per share, compared to the adjusted net income attributable to equity shareholders of $4.6 million or $0.03 per share, in the prior year quarter. In Q4 Fiscal 2020, the Company’s consolidated financial results were impacted mainly by the decrease in metal prices and operations in China being suspended for an extra month due to COVID-19.
  Cash cost per ounce of silver, net of by-product credits, of negative $0.85 compared to negative $3.97 in the prior year quarter;
  All-in sustaining cost per ounce of silver, net of by-product credits, of $15.17, compared to $4.49 in the prior year quarter; and
  Cash flow from operations of $6.3 million, compared to $8.3 million in the prior year quarter.

____________________
1 Alternative performance (Non-IFRS) measure. Please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

4.	Operating Performance

(a) Consolidated operating performance

The following table summarizes consolidated operational information for the three months and the year ended March 31, 2020 and 2019:

Consolidated	Three months ended March 31,			Year ended March 31,
	2020	2019	Changes	2020	2019	Changes
Production Data
Mine Data
Ore Mined (tonne)	106,595	161,400	-34%	885,830	906,794	-2%
Ore Milled (tonne)	102,431	159,904	-36%	892,215	908,846	-2%

Head Grades
Silver (gram/tonne)	231	250	-8%	240	240	0%
Lead (%)	3.7	3.6	3%	3.7	3.5	6%
Zinc (%)	1.8	1.7	7%	1.7	1.6	5%

Recovery Rates
Silver (%)	93.4	93.6	0%	93.5	93.8	0%
Lead (%)	94.8	95.3	0%	94.8	94.9	0%
Zinc (%)	80.3	77.7	3%	77.8	72.8	7%

Cost Data
+ Mining cost per tonne of ore mined ($)	75.91	80.22	-5%	76.25	74.98	2%
Cash mining cost per tonne of ore mined ($)	53.26	57.55	-7%	54.90	55.35	-1%
Depreciation and amortization charges per tonne of ore mined ($)	22.65	22.67	0%	21.35	19.63	9%

+ Unit shipping costs ($)	2.57	2.72	-6%	2.65	2.88	-8%

+ Milling costs per tonne of ore milled ($)	15.67	17.58	-11%	13.17	13.99	-6%
Cash milling costs per tonne of ore milled ($)	13.10	14.53	-10%	11.36	11.69	-3%
Depreciation and amortization charges per tonne of ore milled ($)	2.57	3.05	-16%	1.81	2.30	-21%

+ Cash production cost per tonne of ore processed ($)	68.93	74.80	-8%	68.91	69.92	-1%
+ All-in sustaining cost per tonne of ore processed ($)	188.57	138.01	37%	125.29	119.48	5%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(0.85)	(3.97)	79%	(1.91)	(4.29)	55%
+ All-in sustaining cost per ounce of silver, net of by-product credits ($)	15.17	4.49	238%	6.86	3.52	95%

Concentrate inventory
Lead concentrate (tonne)	2,520	3,248	-22%	2,520	3,248	-22%
Zinc concentrate (tonne)	370	368	1%	370	368	1%

Sales Data
Metal Sales
Silver (in thousands of ounces)	800	1,314	-39%	6,257	6,390	-2%
Gold (in thousands of ounces)	0.5	0.7	-29%	3.3	3.5	-6%
Lead (in thousands of pounds)	9,654	12,670	-24%	65,344	64,788	1%
Zinc (in thousands of pounds)	3,059	7,338	-58%	25,401	22,716	12%

Revenue
Silver (in thousands of $)	9,834	16,732	-41%	84,872	80,654	5%
Gold (in thousands of $)	625	759	-18%	3,911	3,642	7%
Lead (in thousands of $)	6,454	11,420	-43%	51,966	64,111	-19%
Zinc (in thousands of $)	1,546	5,529	-72%	15,780	20,654	-24%
Other (in thousands of $)	401	512	-22%	2,300	1,458	58%
	18,860	34,952	-46%	158,829	170,519	-7%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.29	12.73	-3%	13.56	12.62	7%
Gold ($ per ounce)	1,250	1,084	15%	1,185	1,041	14%
Lead ($ per pound)	0.67	0.90	-26%	0.80	0.99	-19%
Zinc ($ per pound)	0.51	0.75	-32%	0.62	0.91	-32%

+ Alternative performance (Non-IFRS) measures, see section 13 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i) Mine and Mill Production

In Fiscal 2020, on a consolidated basis, the Company mined 885,830 tonnes of ore, a decrease of 2% or 20,964 tonnes, compared to 906,794 tonnes in Fiscal 2019. Ore milled in Fiscal 2020 was 892,215 tonnes, a decrease of 2% or 16,631 tonnes compared to 908,846 tonnes in Fiscal 2019.

In Q4 Fiscal 2020, the Company mined 106,595 tonnes of ore, a decrease of 34%, compared to 161,400 tonnes in the three months ended March 31, 2019 (“Q4 Fiscal 2019”). Ore milled in Q4 Fiscal 2020 was 102,431 tonnes, a decrease of 36% compared to 159,904 tonnes in Q4 Fiscal 2019.

The decrease in production was mainly due to an extra month’s operational shutdown due to COVID-19 in Q4 Fiscal 2020 as discussed earlier. The operations were ramped up to full capacity in March 2020, and total ore mined in March 2020 was 75,199 tonnes, representing approximately 95% of full production in normal operations.

(ii) Metal Sales

In Fiscal 2020, the Company sold approximately 6.3 million ounces of silver, 3,300 ounces of gold, 65.3 million pounds of lead, and 25.4 million pounds of zinc, representing a decrease of 2% and 6% in silver and gold sold and an increase of 1% and 12% in lead and zinc sold, respectively, compared to 6.4 million ounces of silver, 3,500 ounces of gold, 64.8 million pounds of lead, and 22.7 million pounds of zinc in Fiscal 2019.

In Q4 Fiscal 2020, the Company sold approximately 0.8 million ounces of silver, 500 ounces of gold, 9.7 million pounds of lead, and 3.1 million pounds of zinc, down 39%, 29%, 24%, and 58%, respectively, compared to approximately 1.3 million ounces of silver, 700 ounces of gold, 12.7 million pounds of lead, and 7.3 million pounds of zinc in Q4 Fiscal 2019.

(iii) Per Tonne Production Costs1

In Fiscal 2020, the consolidated total mining cost and cash mining cost were $76.25 and $54.90 per tonne, up 2% and down 1%, respectively, compared to $74.98 and $55.35 per tonne, respectively, in Fiscal 2019. The decrease in the cash mining cost was mainly due to a decrease of 5% in mining preparation costs, offset by an increase of 3% in direct mining contractors’ cost.

The consolidated total milling cost and cash milling cost were $13.17 and $11.36 per tonne, down 6% and 3%, respectively, compared to $13.99 and $11.69 per tonne, respectively, in Fiscal 2019. The improvement in the cash milling cost was mainly due to a decrease of 4% in utility costs and 6% in raw material costs.

The consolidated cash production cost per tonne of ore processed in Fiscal 2020 was $68.91, a decrease of 1% compared to $69.92 in Fiscal 2019 and 4% below the Company’s annual guidance. The consolidated all-in sustaining production cost per tonne of ore processed was $125.29, an increase of 5% compared to $119.48 in Fiscal 2019, but in line with the Company’s annual guidance.

In Q4 Fiscal 2020, the consolidated total mining cost and cash mining cost were $75.91 and $53.26 per tonne, down 5% and 7%, respectively, compared to $80.22 and $57.55 per tonne in Q4 Fiscal 2019. The consolidated total milling cost and cash milling cost in Q4 Fiscal 2020 were $15.67 and $13.10 per tonne, down 11% and 10%, respectively, compared to $17.58 and $14.53 per tonne in Q4 Fiscal 2019. The consolidated all-in sustaining production cost per tonne was $188.57, up 37%, compared to $138.01 in Q4 Fiscal 2019.The increase was mainly due to lower production resulting in higher per tonne fixed cost allocation. The all-in sustaining production cost in Q4 Fiscal 2020 was $19.6 million, a decrease of $2.6 million, compared to $22.2 million in Q4 Fiscal 2019.

____________________
1 Alternative Performance (Non-IFRS) measure. Please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(iv) Costs per Ounce of Silver, Net of By-Product Credits

In Fiscal 2020, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.91, compared to negative $4.29 in the prior year. The increase was mainly due to a decrease of $15.9 million in by-product credits. The decrease in by-product credits was mainly due to a decrease of 19% and 32%, respectively, in net realized selling prices for lead and zinc, partially offset by an increase of 1% and 12% in lead and zinc sold. Sales from lead and zinc in Fiscal 2020 amounted to $67.7 million, a decrease of $17.1 million, compared to $84.8 million in Fiscal 2019.

In Q4 Fiscal 2020, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.85, compared to negative $3.97 in Q4 Fiscal 2019. The increase was mainly due to a decrease of $9.2 million in by-product credits.

In Fiscal 2020, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $6.86, compared to $3.52 in Fiscal 2019. The increase was mainly due to the increase in the cash cost per ounce of silver as discussed above and an increase of $4.7 million in sustaining capital expenditures.

In Q4 Fiscal 2020, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $15.17, compared to $4.49 in Q4 Fiscal 2019. The increase was mainly due to i) a decrease of $9.2 million in by-product credits; ii) less silver sold resulting in a higher per ounce cost, and partially offset by iii) a decrease of $2.2 million in all-in sustaining production cost.

(v) Exploration and Development

In Fiscal 2020, on a consolidated basis, approximately 108,156 metres or $3.5 million worth of diamond drilling (Fiscal 2019 - 100,682 metres or $3.1 million) and 38,403 metres or $10.3 million worth of preparation tunnelling (Fiscal 2019 - 38,500 metres or $10.6 million) were completed and expensed as mining preparation costs. In addition, approximately 73,567 metres or $26.3 million worth of horizontal tunnels, raises, ramps and declines (Fiscal 2019 - 67,027 metres or $24.2 million) were completed and capitalized.

In Q4 Fiscal 2020, on a consolidated basis, approximately 14,612 metres or $0.5 million worth of diamond drilling (Q4 Fiscal 2019 - 8,947 metres or $0.6 million) and 2,163 metres or $0.7 million worth of preparation tunnelling (Q4 Fiscal 2019 - 6,427 metres or $1.9 million) were completed and expensed as mining preparation costs. In addition, approximately 9,830 metres or $4.3 million worth of horizontal tunnels, raises, ramps and declines (Q4 Fiscal 2019 - 10,992 metres or $4.2 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Individual Mine Performance

(i) Ying Mining District

The following table summarize the operational information at the Ying Mining District for the three months and the year ended March 31, 2020 and 2019. The Ying Mining District is the Company’s primary source of production, and consists of several mines, including the SGX, HPG, TLP, LME, LMW, and HZG mines.

Ying Mining District	Three months ended March 31,			Year ended March 31,
	2020	2019	Changes	2020	2019	Changes
Production Data
Mine Data
Ore Mined (tonne)	69,379	111,032	-38%	598,197	622,576	-4%
Ore Milled (tonne)	69,188	107,039	-35%	601,605	619,851	-3%

Head Grades
Silver (gram/tonne)	297	324	-8%	309	311	-1%
Lead (%)	4.6	4.5	3%	4.6	4.4	4%
Zinc (%)	1.0	0.9	10%	0.9	0.9	0%

Recovery Rates
Silver (%)	95.3	95.5	0%	96.0	95.8	0%
Lead (%)	95.7	96.1	0%	95.9	95.7	0%
Zinc (%)	67.7	63.7	6%	63.2	54.1	17%

Cost Data
+ Mining cost per tonne of ore mined ($)	97.79	93.86	4%	90.61	88.19	3%
Cash mining cost per tonne of ore mined ($)	68.10	65.24	4%	63.00	63.39	-1%
Depreciation and amortization charges per tonne of ore mined ($)	29.69	28.62	4%	27.61	24.80	11%

+ Unit shipping costs ($)	3.96	3.97	0%	3.92	4.22	-7%

+ Milling costs per tonne of ore milled ($)	14.31	15.55	-8%	12.03	12.58	-4%
Cash milling cost per tonne of ore milled ($)	11.53	12.57	-8%	10.16	10.43	-3%
Depreciation and amortization charges per tonne of ore milled ($)	2.78	2.98	-7%	1.87	2.15	-13%

+ Cash production cost per tonne of ore processed ($)	83.59	81.78	2%	77.08	78.04	-1%
+ All-in sustaining cost per tonne of ore processed ($)	195.78	141.63	38%	132.52	126.93	4%

+ Cash cost per ounce of Silver, net of by-product credits ($)	0.30	(3.02)	110%	(1.18)	(3.35)	65%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	11.86	3.28	262%	5.49	2.60	111%

Concentrate inventory
Lead concentrate (tonne)	2,475	3,150	-21%	2,475	3,150	-21%
Zinc concentrate (tonne)	280	250	12%	280	250	12%

Sales Data
Metal Sales
Silver (in thousands of ounces)	711	1,141	-38%	5,558	5,764	-4%
Gold (in thousands of ounces)	0.5	0.7	-29%	3.3	3.5	-6%
Lead (in thousands of pounds)	8,322	10,310	-19%	54,459	56,138	-3%
Zinc (in thousands of pounds)	865	2,464	-65%	7,264	6,626	10%

Revenue
Silver (in thousands of $)	8,968	15,137	-41%	77,617	74,702	4%
Gold (in thousands of $)	625	759	-18%	3,911	3,642	7%
Lead (in thousands of $)	5,562	9,318	-40%	43,312	55,739	-22%
Zinc (in thousands of $)	452	2,028	-78%	4,911	6,305	-22%
Other (in thousands of $)	74	344	-78%	1,683	1,095	54%
	15,681	27,586	-43%	131,434	141,483	-7%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.61	13.27	-5%	13.96	12.96	8%
Gold ($ per ounce)	1,250	1,084	15%	1,185	1,041	14%
Lead ($ per pound)	0.67	0.90	-26%	0.80	0.99	-19%
Zinc ($ per pound)	0.52	0.82	-37%	0.68	0.95	-28%

+ Alternative Performance (Non-IFRS) measures, see section 13 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2020 vs. Fiscal 2019

In Fiscal 2020, the total ore mined at the Ying Mining District was 598,197 tonnes, a decrease of 4% or 24,379 tonnes, compared to 622,576 tonnes mined in Fiscal 2019. Ore milled was 601,605 tonnes, a decrease of 3% or 18,246 tonnes, compared to 619,851 tonnes in Fiscal 2019.

Head grades of ore milled at the Ying Mining District in Fiscal 2020 were 309 grams per tonne (“g/t”) for silver, 4.6% for lead, and 0.9% for zinc, compared to 311 g/t for silver, 4.4% for lead, and 0.9% for zinc in Fiscal 2019.

In Fiscal 2020, the Ying Mining District sold approximately 5.6 million ounces of silver, 3,300 ounces of gold, and 54.5 million pounds of lead, down 4%, 6%, and 3%, respectively, compared to 5.8 million ounces of silver, 3,500 ounces of gold, and 56.1 million pounds of lead in Fiscal 2019 while zinc sold was 7.3 million pounds in Fiscal 2020, up 10% compared to 6.6 million pounds in Fiscal 2019.

Total mining cost and cash mining cost per tonne at the Ying Mining District in Fiscal 2020 were $90.61 and $63.00 per tonne, respectively, compared to $88.19 and $63.39 per tonne, respectively, in Fiscal 2019. Total milling cost and cash milling cost per tonne at the Ying Mining District in Fiscal 2020 were $12.03 and $10.16, down by 4% and 3%, respectively, compared to $12.58 and $10.43, respectively, in Fiscal 2019.

Correspondingly, the cash production cost per tonne of ore processed at the Ying Mining District in Fiscal 2020 was $77.08, down 1% compared to $78.04 in Fiscal 2019. The all-in sustaining cost per tonne of ore processed was $132.52, up 4%, compared to 126.93 in Fiscal 2019. The increase was mainly due to an increase of $2.9 million in sustaining capital expenditures.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District in Fiscal 2020, was negative $1.18 compared to negative $3.35 in Fiscal 2019. The increase was mainly due to a decrease of $13.0 million in by-product credits.

All-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District in Fiscal 2020, was $5.49 compared to $2.60 in the prior year. The increase was mainly due to the increase in cash cost per ounce of silver as discussed above and an increase of $2.9 million in sustaining capital expenditures.

In Fiscal 2020, approximately 85,643 metres or $2.5 million worth of underground diamond drilling (Fiscal 2019 - 75,955 metres or $1.8 million) and 19,088 metres or $5.7 million worth of preparation tunnelling (Fiscal 2019 - 18,656 metres or $5.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 70,240 metres or $23.9 million worth of horizontal tunnels, raises, ramps and declines (Fiscal 2019 - 65,653 metres or $23.2 million) were completed and capitalized.

Q4 Fiscal 2020 vs. Q4 Fiscal 2019

In Q4 Fiscal 2020, a total of 69,379 tonnes of ore were mined at the Ying Mining District, a decrease of 38% or 41,653 tonnes, compared to 111,032 tonnes in Q4 Fiscal 2019. Ore milled was 69,188 tonnes, a decrease of 35% or 37,851 tonnes, compared to 107,039 tonnes in Q4 Fiscal 2019.

Average head grades of ore processed were 297 g/t for silver, 4.6% for lead, and 1.0% for zinc compared to 324 g/t for silver, 4.5% for lead, and 0.9% for zinc in Q4 Fiscal 2019.

Metals sold were approximately 0.7 million ounces of silver, 500 ounces of gold, 8.3 million pounds of lead, and 0.9 million pounds of zinc, compared to 1.1 million ounces of silver, 700 ounces of gold, 10.3 million pounds of lead, and 2.5 million pounds of zinc in Q4 Fiscal 2019.

In Q4 Fiscal 2020, the cash mining cost at the Ying Mining District was $68.1 per tonne, up 4% compared to $65.24 in Q4 Fiscal 2019. The cash milling cost was $11.53 per tonne, down 8% compared to $12.57 in Q4 Fiscal 2019.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Correspondingly, the cash production cost per tonne of ore processed at the Ying Mining District in Q4 Fiscal 2020 was $83.59, up 2% compared to $81.78 in Q4 Fiscal 2019. The all-in sustaining cost per tonne of ore processed was $195.78, up 38%, compared to 141.63 in Q4 Fiscal 2019. The increase was mainly due to lower production output resulting in a higher per tonne fixed cost allocation. The all-in sustaining production cost at the Ying Mining District was $13.6 million, a decrease of $1.9 million, compared to $15.4 million in Q4 Fiscal 2019.

In Q4 Fiscal 2020, the cash cost per ounce of silver and all in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District were $0.30 and $11.86, respectively, compared to negative $3.02 and $3.28 in Q4 Fiscal 2019.

In Q4 Fiscal 2020, approximately 12,412 metres or $0.4 million worth of underground diamond drilling (Q4 Fiscal 2019 - 6,083 metres or $0.3 million) and 1,810 metres or $0.6 million worth of preparation tunnelling (Q4 Fiscal 2019 - 3,061 metres or $1.0 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 7,979 metres or $2.9 million worth of horizontal tunnels, raises, ramps, and declines (Q4 Fiscal 2019 - 10,730 metres or $4.0 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii) GC Mine

The following table summarizes the operational information at the GC Mine for the three months and the year ended March 31, 2020 and 2019:

GC Mine	Three months ended March 31,			Year ended March 31,
	2020	2019	Changes	2020	2019	Changes
Production Data
Mine Data
Ore Mined (tonne)	37,216	50,368	-26%	287,633	284,218	1%
Ore Milled (tonne)	33,243	52,865	-37%	290,610	288,995	1%

Head Grades
Silver (gram/tonne)	94	101	-7%	97	86	12%
Lead (%)	1.8	1.8	1%	1.9	1.5	27%
Zinc (%)	3.5	3.3	7%	3.3	3.0	10%

Recovery Rates
Silver (%) *	80.7	81.3	-1%	77.4	78.4	-1%
Lead (%)	90.4	91.5	-1%	89.3	90.4	-1%
Zinc (%)	87.7	85.7	2%	86.0	84.9	1%
Cost Data
+ Mining cost per tonne of ore mined ($)	35.09	50.13	-30%	46.40	46.04	1%
Cash mining cost per tonne of ore mined ($)	25.58	40.58	-37%	38.06	37.73	1%
Depreciation and amortization charges per tonne of ore mined ($)	9.51	9.55	0%	8.34	8.31	0%

+ Milling cost per tonne of ore milled ($)	18.50	21.70	-15%	15.52	17.01	-9%
Cash milling cost per tonne of ore milled ($)	16.36	18.52	-12%	13.85	14.39	-4%
Depreciation and amortization charges per tonne of ore milled ($)	2.14	3.18	-33%	1.67	2.62	-36%

+ Cash production cost per tonne of ore processed ($)	41.94	59.10	-29%	51.91	52.12	0%
+ All-in sustaining cost per tonne of ore processed ($)	88.18	72.11	22%	69.33	63.59	9%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(10.03)	(10.23)	2%	(7.65)	(12.97)	41%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	8.31	(4.97)	267%	0.77	(6.28)	112%

Concentrate inventory
Lead concentrate (tonne)	45	98	-54%	45	98	-54%
Zinc concentrate (tonne)	90	118	-24%	90	118	-24%

Sales Data
Metal Sales
Silver (in thousands of ounces)	89	173	-49%	699	626	12%
Lead (in thousands of pounds)	1,332	2,360	-44%	10,885	8,650	26%
Zinc (in thousands of pounds)	2,194	4,874	-55%	18,137	16,090	13%

Revenue
Silver (in thousands of $)	866	1,595	-46%	7,255	5,952	22%
Lead (in thousands of $)	892	2,102	-58%	8,654	8,372	3%
Zinc (in thousands of $)	1,094	3,501	-69%	10,869	14,349	-24%
Other (in thousands of $)	327	168	95%	617	363	70%
	3,179	7,366	-57%	27,395	29,036	-6%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce) **	9.73	9.22	6%	10.38	9.51	9%
Lead ($ per pound)	0.67	0.89	-25%	0.80	0.97	-18%
Zinc ($ per pound)	0.50	0.72	-31%	0.60	0.89	-33%

* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.
** Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Alternative Performance (Non-IFRS) measures, see section 13 for reconciliation

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2020 vs. Fiscal 2019

In Fiscal 2020, the total ore mined at the GC Mine was 287,633 tonnes, an increase of 1% or 3,415 tonnes, compared to 284,218 tonnes in Fiscal 2019, while ore milled was 290,610 tonnes, an increase of 1% or 1,615 tonnes, compared to 288,995 tonnes in Fiscal 2019.

Average head grades of ore processed at the GC Mine were 97 g/t for silver, 1.9% for lead, and 3.3% for zinc compared to 86 g/t for silver, 1.5% for lead, and 3.0% for zinc in the prior year. Recovery rates for ore processed at the GC Mine were 77.4% for silver, 89.3% for lead, and 86.0% for zinc, compared to 78.4% for silver, 90.4% for lead, and 84.9% for zinc in Fiscal 2019.

In Fiscal 2020, the GC Mine sold 699,000 ounces of silver, 10.9 million pounds of lead, and 18.1 million pounds of zinc, up 12%, 26%, and 13%, respectively, compared to 626,000 ounces of silver, 8.7 million pounds of lead, and 16.1 million pounds of zinc in Fiscal 2019.

Total mining cost and cash mining cost at the GC Mine in Fiscal 2020 were $46.40 and $38.06 per tonne, respectively, a slight increase of 1% compared to $46.04 and $37.73 per tonne, respectively, in Fiscal 2019. Total milling cost and cash milling cost per tonne at the GC Mine were $15.52 and $13.85, respectively, down 9% and 4%, compared to $17.01 and $14.39, respectively, in Fiscal 2019.

Correspondingly, the cash production cost per tonne of ore processed at the GC Mine in Fiscal 2020 was $51.91, a slight decrease compared to $52.12 in Fiscal 2019. All-in sustaining production cost per tonne of ore processed was $69.33, up 9%, compared to $63.59 in Fiscal 2019.The increase was mainly due to an increase of $1.3 million in sustaining capital expenditures.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $7.65 compared to negative $12.97 in the prior year. The increase was mainly due to a decrease of $2.9 million in byproduct credits resulting from a decrease of 18% and 33%, respectively, in the net realized selling prices for lead and zinc, offset by an increase of 26% and 13%, respectively, in lead and zinc sold.

All-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine in Fiscal 2020 was $0.77 compared to negative $6.28 in the prior year. The increase was mainly due to i) the increase in cash cost per ounce of silver as discussed above, ii) an increase of $0.8 million in general and administrative expenses, and iii) an increase of $1.3 million in sustaining capital expenditures.

In Fiscal 2020, approximately 22,513 metres or $1.0 million worth of underground diamond drilling (Fiscal 2019 - 24,727 metres or $1.3 million) and 19,315 metres or $4.6 million worth of tunnelling (Fiscal 2019 - 19,844 metres or $5.2 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 3,327 metres or $2.4 million of horizontal tunnels, raises, ramps, and declines (Fiscal 2019 - 1,374 metres or $1.0 million) were completed and capitalized.

Q4 Fiscal 2020 vs. Q4 Fiscal 2019

In Q4 Fiscal 2020, a total of 37,216 tonnes of ore were mined and 33,243 tonnes were milled at the GC Mine, down 26% and 37%, respectively, compared to 50,368 tonnes mined and 52,865 tonnes milled in Q4 Fiscal 2019.

Average head grades of ore milled were 94 g/t for silver, 1.8% for lead, and 3.5% for zinc compared to 101 g/t for silver, 1.8% for lead, and 3.3% for zinc in Q4 Fiscal 2019.

Metals sold were approximately 89,000 ounces of silver, 1.3 million pounds of lead, and 2.2 million pounds of zinc, down 49%, 44%, and 55%, respectively, compared to 173,000 ounces of silver, 2.4 million pounds of lead, and 4.9 million pounds of zinc in Q4 Fiscal 2019.

The cash mining cost at the GC Mine was $25.58 per tonne, down 37% compared to $40.58 per tonne in Q4 Fiscal 2019. The decrease was mainly due to the decrease in tunneling expensed as mining preparation costs. The cash milling cost was $16.36 per tonne, down 12% compared to $18.52 in Q4 Fiscal 2019. Correspondingly, the cash production cost per tonne decreased by 29% to $41.94 from

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

$59.10 in Q4 Fiscal 2019, while the all-in sustaining production cost per tonne of ore processed increased by 22% to $88.18 from $72.11 in Q4 Fiscal 2019. The increase in all-in sustaining production cost was mainly due to less production output resulting in a higher per tonne fixed cost allocation.

Cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine, in Q4 Fiscal 2020, were negative $10.03 and $8.31, respectively, compared to negative $10.23 and negative $4.97 in Q4 Fiscal 2019. The increase was mainly due to i) a decrease of $3.5 million in by-product credits, ii) an increase of $0.5 million in general and administrative expenses, and iii) an increase of $0.6 million in sustaining capital expenditures.

In Q4 Fiscal 2020, approximately 2,200 metres or $0.1 million worth of underground diamond drilling (Q4 Fiscal 2019 - 2,864 metres or $0.3 million) and 353 metres or $0.1 million of tunnelling (Q4 Fiscal 2019 - 3,366 metres or $0.9 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,851 metres or $1.4 million of horizontal tunnels, raise, and declines (Q4 Fiscal 2019 - 262 metres or $0.2 million) were completed and capitalized.

(iii) BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain ongoing production and the market environment. The Company is carrying out activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining licenses for the BYP Mine will be issued, or if they are issued, that they will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. An updated National Instrument 43-101 Technical Report on the BYP Mine, with an effective date of April 30, 2019, was completed by RPM Global Asia Limited and filed under the Company’s SEDAR profile at www.sedar.com.

(iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In April 2019, Henan Found, the Company’s 77.5% owned subsidiary, entered into a share transfer agreement (the “Agreement”) with an arm’s length private Chinese company to dispose of the XHP project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.3 million (RMB ¥50 million), and forgave the amount of $1.1 million (RMB ¥7.5 million) SX Gold owes to Henan Found. The transaction completed and a gain of $1.5 million was recognized in Q1 Fiscal 2020. As of the date of this MD&A, Henan Found has received partial payments of $6.1 million (RMB ¥42.5 million) for the sale.

(c) Comparison of Fiscal 2020 Results with Fiscal 2020 Guidance

The following table provides a comparison of Fiscal 2020 results to the Fiscal 2020 production guidance provided in February 2019:

	Ying Mining District		GC Mine		Consolidated
	Actual	Guidance	Actual	Guidance	Actual	Guidance
Ore milled (tonne)	601,605	630,000	290,610	270,000	892,215	900,000
Head Grades
Silver (gram/tonne)	309	290	97	96
Lead (%)	4.6	4.3	1.9	1.7
Zinc (%)	0.9	0.9	3.3	3.1
Metal Production*
Silver ('000 Oz)	5,592	5,500	699	600	6,291	6,100
Lead ( million pounds)	56.4	56.2	10.9	8.9	67.4	65.1
Zinc (million pounds)	7.3	6.3	18.2	15.5	25.6	21.8
Costs
Cash production cost ($/tonne of ore)	77.08	78.20	51.91	56.70	68.91	72.00
All-in sustaining production cost ($/tonne of ore)	132.52	130.20	69.33	77.40	125.29	125.50

*Metal production is estimated based on the head grades of ore processed and metal recoveries.

On consolidated basis, ore production was slightly below the annual guidance due to the interruption

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

arising from COVID-19 in Q4 Fiscal 2020. However, silver, lead, and zinc production surpassed the annual guidance by 3%, 3%, and 17% respectively. The cash production cost per tonne of ore processed was 4% below the annual guidance while the all-in sustaining production cost per tonne was in line with the annual guidance.

At the Ying Mining District, silver and zinc production surpassed the annual guidance by 2% and 16%, respectively, while lead production was in line with the annual guidance. The higher silver production was mainly due to the increase in head grades offset by lower ore production achieved, and higher zinc production was mainly due to an improvement in recovery rates. The cash production cost per tonne of ore processed was 1% below the annual guidance, while the all-in sustaining production cost was 2% over the annual guidance.

At the GC Mine, silver, lead and zinc production surpassed the annual guidance by 16%, 23% and 18%, respectively, due to an increase of 8% in ore production and an improvement in head grades. Per tonne cash production cost and all-in sustaining production cost were 8% and 10% lower than the annual guidance.

5.	Outlook

(a) Fiscal 2021 Production and Cash Cost Guidance

The Company reiterates its Fiscal 2021 production guidance previously announced in the Company’s news release dated February 6, 2020. The Company continues to expect production of approximately 930,000 -970,000 tonnes of ore, yielding 6.2 million to 6.5 million ounces of silver, 66.1 million to 68.5 million pounds of lead, and 24.5 million to 26.7 million pounds of zinc. Fiscal 2021 production guidance represents an increase of approximately 2% to 7% in silver production, 2% to 5% in lead production, and 12% to 22% in zinc production compared to the prior year’s guidance (Fiscal 2020 Guidance). However, the Company may reduce or defer certain discretionary capital expenditures as a cost-saving measure.

The following summarizes the Company’s production and cash cost guidance in Fiscal 2021.

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	640,000 - 660,000	292	4.3	0.9
GC Mine	290,000 - 310,000	96	1.7	3.3
Consolidated	930,000 - 970,000

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.6 - 5.8	56.6 - 58.0	7.0 - 8.0	74.7 - 82.5	133.5 - 140.5
GC Mine	0.6 - 0.7	9.5 - 10.5	17.5 - 18.7	52.2 - 57.5	78.5 - 82.9
Consolidated	6.2 - 6.5	66.1 - 68.5	24.5 - 26.7	66.6-73.6	122.6 - 135.5

*Both AISC and cash cost are alternative performance (non-IFRS) measures. AISC refers to all-in sustaining cost per tonne of ore processed. Cash cost refers to cash production cost per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.90.

(b) Exploration

The Company intends to carry out 105,000 metres (Ying: 79,300 m and GC: 25700 m) of diamond drilling for in-fill drilling to upgrade resource category and drill along strike, down-dip, up-dip and sideway to expand resource base. There are signs of gold mineralization potential along some of the sub-horizontal structures that were overprinted by the silver veins currently being mined at the Ying Mining District and the Company plans to carry out additional drilling to test these sub-horizontal structures. .

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

6.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and one officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On May 22, 2019, the Company exercised its warrants to acquire 1,500,000 common shares of NUAG for a total cost of $2.3 million. Pan American Silver Corp. also exercised its warrants to acquire 8,000,000 common shares of NUAG on the same day. As a result of the exercise of these warrants, the Company’s ownership in NUAG was diluted from 29.8% to 28.9% and a dilution gain of $0.7 million was recorded along with the reclassification of gain of $21 from other comprehensive income to net income.

On October 25, 2019, the Company participated in an offering of common shares of NUAG underwritten by BMO Capital Markets and acquired an additional 1,247,606 common shares of NUAG for a cost of $3.8 million.

During the year ended March 31, 2020, the Company also acquired additional 502,600 common shares of NUAG from the public market (year ended March 31, 2019 - 65,400) for a total cost of $0.9 million (year ended March 31, 2019 - $0.1 million).

As at March 31, 2020, the Company owned 42,596,506 common shares of NUAG (March 31, 2019 -39,346,300), representing an ownership interest of 28.8% (March 31, 2019 - 29.6%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(1,276)
Share of other comprehensive income		1,077
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		(2,829)
Balance March 31, 2020	42,596,506	$44,555	$148,624

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Summarized financial information for the Company’s investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2020(1)	2019(1)
Income from investments	$494	$576
General and administrative expense	(3,824)	(2,286)
Foreign exchange gain	669	542
Impairment charge	(586)	-
Other income	-	7
Net loss of associate	$(3,247)	$(1,161)
Adjustments to net loss of associate	(1,170)	23
Net loss of associate qualified for pick-up	$(4,417)	$(1,138)
Company’s share of net loss	$(1,276)	$(330)
	March 31, 2020(1)	March 31, 2019(1)
Current assets	$29,012	$17,233
Non-current assets	74,989	62,568
Total assets	$104,001	$79,801
Current liabilities	1,409	675
Long-term liabilities	-	197
Total liabilities	1,409	872
Net assets	$102,592	$78,929
Company’s share of net assets of associate	$29,575	$23,371

(1)NUAG’s fiscal year-end is on June 30. NUAG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

7.	Fiscal Year 2020 Financial Results

(a) Selected Annual Information

	Fiscal 2020	Fiscal 2019	Fiscal 2018
Sales	$158,829	$170,519	$170,039
Income from mine operations	59,374	70,932	75,077
Expenses and foreign exchange	(9,412)	(10,037)	(9,508)
Impairment reversal	-	9,178	4,714
Dilution gain on investment in associate	723	-	822
Gain on disposal of mineral rights and properties	1,477	-	4,320
Finance item	1,950	2,845	2,390
Net income	45,203	52,047	58,896
Net income attributable to the equity holders of the Company	34,274	39,724	46,994
Basic earnings (loss) per share	0.20	0.24	0.28
Diluted earnings (loss) per share	0.20	0.23	0.27
Cash dividend declared	4,287	4,208	3,362
Cash dividend declared per share	0.050	0.050	0.020
Total Assets	512,760	499,076	476,894
Total liabilities	73,788	85,895	78,717

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, silver and lead prices. Prior years’ financial information was reclassified to conform with the current year’s presentation. The reclassification has no impact on the Company’s financial position and financial performance.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Financial Results - Fiscal 2020 compared to Fiscal 2019

Net income attributable to equity shareholders of the Company in Fiscal 2020 was $34.3 million or $0.20 per share, compared to $39.7 million or $0.23 per share in Fiscal 2019. Excluding the impairment reversal of $9.2 million recorded in Fiscal 2019, the net income attributable to equity shareholders in Fiscal 2020 was up 6% compared to the adjusted net income attributable to equity shareholders of $32.2 million, or $0.19 per share, in Fiscal 2019.

In Fiscal 2020, the Company’s consolidated financial results were mainly impacted by i) operations in China being suspended for an extra month in Q4 Fiscal 2020 due to COVID-19; ii) an increase of 1% and 12% in lead and zinc sold, offset by a 2% decrease in silver sold, respectively; iii) an increase of 7% in the realized selling price for silver, offset by a decrease of 19% and 32% in the realized selling prices for lead and zinc, respectively; and iv) an increase of $2.7 million in foreign exchange gain arising from the appreciation of the US dollar against the Canadian dollar.

Revenue in Fiscal 2020 was $158.8 million, down $11.7 million compared to $170.5 million in Fiscal 2019. The decrease was mainly due to the decrease in the realized selling prices for lead and zinc. Revenue from silver and gold was $84.9 million and $3.9 million, up 5% and 7%, respectively, compared to $80.7 million and $3.6 million in Fiscal 2019, while revenue from lead and zinc was $52.0 million and $15.8 million, down 19% and 24%, compared to $64.1 and 20.7 million in Fiscal 2019.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on the SME, excluding gold, include VAT. Effective April 1, 2019, the rate of VAT on purchase and sales of goods applicable to the Company was lowered to 13% from 16%. The following table is a comparison among the Company’s net realized prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2020	F2019	F2020	F2019	F2020	F2019	F2020	F2019
Net realized selling prices	$ 13.56	$12.62	$1,185	$1,041	$0.80	$0.99	$0.62	$0.91
SME	$ 17.64	$16.57	$1,472	$1,269	$1.04	$1.27	$1.23	$1.52
LME	$ 16.53	$15.80	$1,468	$1,262	$0.88	$0.96	$1.09	$1.24

Production costs expensed in Fiscal 2020 were $62.0 million, a slight decrease compared to $62.5 million in Fiscal 2019. The decrease was mainly due to less metals sold and a slight improvement in per tonne production costs. The production costs expensed represent approximately 900,000 tonnes of ore processed and expensed at a cost of $68.91 per tonne, compared to approximately 893,000 tonnes at $69.92 per tonne in Fiscal 2019.

Mineral resource taxes in Fiscal 2020 were $4.5 million, compared to $4.9 million in Fiscal 2019, and the decrease was mainly due to lower revenue achieved.

Government fees and other taxes in Fiscal 2020 were $2.1 million, compared to $2.7 million in Fiscal 2019. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Income from mine operations in Fiscal 2020 was $59.4 million, or 37% of revenue, compared to $70.9 million or 42% of revenue in Fiscal 2019. The decrease was mainly due to the decrease in the realized selling prices for lead and zinc. Income from mine operations at the Ying Mining District was $54.1 million or 41% of revenue, compared to $65.2 million or 46% of revenue in Fiscal 2019. Income from mine operations at the GC Mine was $5.7 million or 21% of revenue, compared to $7.5 million or 26% of revenue in Fiscal 2019.

General and administrative expenses in Fiscal 2020 were $20.2 million, an increase of $1.1 million or 6% compared to $19.0 million in Fiscal 2019. The increase was mainly due to an increase of $0.7 million

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

in share-based compensation expenses and an increase of $0.7 million in amortization and depreciation expenses. General and administrative expenses include corporate administrative expenses of $10.1 million (Fiscal 2019 - $9.5 million) and mine administrative expenses of $10.1 million (Fiscal 2019 - $9.6 million). Items included in general and administrative expenses are as follows:

	Year ended March 31, 2020			Year ended March 31, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$447	$1,511	$1,958	$162	$1,091	$1,253
Office and administrative expenses	2,304	2,881	5,185	2,741	3,160	5,901
Professional Fees	562	481	1,043	440	426	866
Salaries and benefits	4,245	5,183	9,428	4,319	4,889	9,208
Share-based compensation	2,536	-	2,536	1,813	-	1,813
	$10,094	$10,056	$20,150	$9,475	$9,566	$19,041

Property evaluation and business development expenses in Fiscal 2020 were $0.7 million, compared to $0.4 million in Fiscal 2019. Property evaluation and business development expenses were previously included as a part of general and administrative expenses, but was reclassified and presented separately to track the expenditures the Company incurred in project evaluation and business development activities.

Foreign exchange gain in Fiscal 2020 was $4.1 million compared to $1.4 million in Fiscal 2019. The foreign exchange gain is mainly driven by the appreciation of the US dollar against the Canadian dollar.

Loss on disposal of plant and equipment in Fiscal 2020 was $0.5 million compared to $0.4 million in Fiscal 2019. The loss was related to the disposal of obsolete equipment.

Share of loss in an associate in Fiscal 2020 was $1.3 million, compared to $0.3 million in Fiscal 2019. Share of loss in an associate represents the Company’s equity pickup in NUAG.

Dilution gain on investment in an associate in Fiscal 2020 was $0.7 million (Fiscal 2019 - $nil). In Fiscal 2020, the Company’s equity interest in NUAG was diluted to 28.8% from 29.8%.

Impairment reversal of investment in associate in Fiscal 2020 was $nil, compared to $1.9 million in Fiscal 2019, which related to the Company’s investment in NUAG.

Impairment reversal of mineral rights and properties in Fiscal 2020 was $nil compared to $7.3 million in Fiscal 2019. Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. Based on the Company’s assessment with respect to possible indicators, neither impairment nor reversal of previous impairment to its mineral rights and properties was required as of March 31, 2020. In Fiscal 2019, the carrying amount of the XHP project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). XHP project was disposed to a third party in Fiscal 2020, and a gain of $1.5 million was recorded.

Finance income in Fiscal 2020 was $4.0 million compared to $3.5 million in Fiscal 2019. The Company invests in short-term investments which include term deposits, money market instrument, and bonds.

Finance costs in Fiscal 2020 were $2.1 million compared to $0.6 million in Fiscal 2019. Items included in finance costs are summarized below:

	Year ended March 31,
	2020	2019
Interest on bank loan	$45	$152
Interest on lease obligation	112	-
Loss on disposal of bonds	1,494	-
Unwinding of discount of envionmental rehabilitation provision	422	479
	$2,073	$631

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Income tax expenses in Fiscal 2020 were $8.9 million, compared to $20.9 million in Fiscal 2019. The income tax expense recorded in Fiscal 2020 included a current income tax expense of $5.6 million (Fiscal 2019 - $17.8 million) and a deferred income tax expense of $3.3 million (Fiscal 2019 - $3.1 million). The current income tax included $2.8 million of withholding tax (Fiscal 2019 - $5.2 million), which was paid at a rate of 10% on dividends and interest distributed out of China. The decrease in income tax expenses was mainly due to the tax benefit realized arising from the disposal of the XHP project and less income from mine operations.

8.	Fourth Quarter Fiscal 2020 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
Sales	$ 18,859	$44,508	$49,886	$45,576
Income from mine operations	3,204	15,769	22,668	17,732
Expenses and foreign exchange	1,338	(4,326)	(2,550)	(3,873)
Dilution gain on investment in associate	-	-	-	723
Gain on disposal of mineral rights and properties	-	-	-	1,477
Finance items	(474)	988	682	754
Net income	3,525	8,716	15,661	17,301
Net income attributable to equity holders of the Company	3,163	6,283	12,221	12,607
Basic earnings per share	0.02	0.04	0.07	0.07
Diluted earnings per share	0.02	0.04	0.07	0.07
Cash dividend declared	-	2,162		2,125
Cash dividend declared per share	-	0.0125		0.0125
	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Sales	$ 34,952	$42,351	$48,091	$45,125
Income from mine operations	13,562	15,967	19,485	21,919
Expenses and foreign exchange	(4,029)	(796)	(3,308)	(1,905)
Impairment reversal	9,178	-	-	-
Dilution gain on investment in associate	-	-	-	-
Finance items	706	815	663	661
Net income	15,941	10,853	11,077	14,176
Net income attributable to equity holders of the Company	12,107	8,660	8,037	10,920
Basic earnings per share	0.07	0.05	0.05	0.07
Diluted earnings per share	0.07	0.05	0.05	0.06
Cash dividend declared	-	2,112	-	2,096
Cash dividend declared per share	-	0.0125	-	0.0125

Financial results including sales, income from mine operations, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price. Prior quarters’ financial information was reclassified to conform with the current quarter’s presentation. The reclassification has no impact on the Company’s financial position and financial performance.

(b) Financial Results - Q4 Fiscal 2020 compared to Q4 Fiscal 2019

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2020 was $3.2 million, or $0.02 per share, compared to $12.1 million, or $0.07 per share in Q4 Fiscal 2019. Excluding the impairment reversal of $9.2 million recorded in Q4 Fiscal 2019, the adjusted net income attributable to equity shareholders was $4.6 million or $0.03 per share in Q4 Fiscal 2019.

Compared to the prior year quarter, the Company’s consolidated financial results in Q4 Fiscal 2020 were mainly impacted by the following: i) operations in China being suspended for an extra month due to COVID-19; ii) a decrease of 3%, 26%, and 32% in the net realized selling price of silver, lead and zinc; and iii) a foreign exchange gain of $5.4 million recorded arising from the appreciation of the US dollar against the Canadian dollar.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Revenue in Q4 Fiscal 2020 was $18.9 million, down 46%, compared to $35.0 million in Q4 Fiscal 2019. The decrease was mainly due to lower production and the decrease in net realized selling prices. Revenue from silver and gold was $9.8 million and $0.6 million, respectively, compared to $16.7 million and $0.8 million in Q4 Fiscal 2019, while revenue from base metals was $8.4 million, compared to $17.5 million in Q4 Fiscal 2019.

Production costs expensed in Q4 Fiscal 2020 were $8.3 million, compared to $13.0 million in Q4 Fiscal 2019. The decrease was mainly due to less metal sold in the current quarter. The production costs expensed in Q4 Fiscal 2019 represent approximately 121,000 tonnes of ore processed and expensed at a cost of $68.93 per tonne, compared to 174,000 tonnes at a cost of $74.80 per tonne in Q4 Fiscal 2019.

Income from mine operations in Q4 Fiscal 2020 was $3.2 million or 17% of revenue, compared to $13.6 million or 39% of revenue in Q4 Fiscal 2019. The decrease was mainly due to the decrease in metal sold and the realized selling prices. Income from mine operations at the Ying Mining District was $3.1 million or 20% of revenue, compared to $12.2 million or 44% of revenue in Q4 Fiscal 2019. Income from mine operations at the GC Mine was $0.2 million or 7% of revenue, compared to $1.7 million or 24% of revenue in Q4 Fiscal 2019.

General and administrative expenses in Q4 Fiscal were $6.0 million, an increase of $1.0 million or 22%, compared to $4.9 million in Q4 Fiscal 2019. The increase was mainly due to an increase of $1.1 million in mines’ general and administrative expenses as mining and milling labour and administrative costs during the suspension period in February 2020 were not charged to production costs. General and administrative expenses include corporate administrative expenses of $2.6 million (Q4 Fiscal 2019 -$2.6 million) and mines’ administrative expense of $3.4 million (Q4 Fiscal 2019 - $2.3 million). Items included in general and administrative expenses are as follows:

	Three months ended March 31, 2020			Three months ended March 31, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$122	$713	$835	$43	$297	$340
Office and administrative expenses	517	816	1,333	663	645	1,308
Professional Fees	229	69	298	294	65	359
Salaries and benefits	1,011	1,770	2,781	1,180	1,270	2,450
Share-based compensation	711	-	711	443	-	443
	$2,590	$3,368	$5,958	$2,623	$2,277	$4,900

Property evaluation and business development expenses in Q4 Fiscal 2020 were $0.3 million, compared to $0.1 million in Q4 Fiscal 2019.

Foreign exchange gain in Q4 Fiscal 2020 was $5.4 million, compared to a loss of $1.0 million in Q4 Fiscal 2019. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Share of loss in an associate in Q4 Fiscal 2020 was $0.4 million (Q4 Fiscal 2019 - $0.1 million), representing the Company’s equity pickup in NUAG.

Impairment reversal of investment in associate in Q4 Fiscal 2020 was $nil, compared to $1.9 million in Q4 Fiscal 2019, which related to the Company’s investment in NUAG.

Impairment reversal of mineral rights and properties in Q4 Fiscal 2020 was $nil, compared to $7.3 million in Q4 Fiscal 2019. In Q4 Fiscal 2019, the carrying amount of the XHP project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). In Fiscal 2020, XHP project was disposed to a third party and a gain of $1.5 million was recorded.

Finance income in Q4 Fiscal 2020 was $1.2 million compared to $0.9 million in Q4 Fiscal 2019.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Finance costs in Q4 Fiscal 2020 were $1.6 million compared to $0.2 million in Q4 Fiscal 2019. Items included in finance costs are summarized below:

	Three months ended March 31,
Finance costs	2020	2019
Interest on bank loan	$-	$48
Interest on lease obligation	28	-
Loss on disposal of bonds	1,494	-
Unwinding of discount of environmental rehabilitation provision	106	120
	$1,628	$168

Income tax expenses in Q4 Fiscal 2020 were $0.5 million, compared to $3.5 million in Q4 Fiscal 2019.The decrease was mainly due to less income from mine operations. The income tax expenses recorded in Q4 Fiscal 2020 included a current income tax expense of $0.1 million (Q4 Fiscal 2019 - $2.4 million) and a deferred income tax expense of $0.4 million (Q4 Fiscal 2019 - $1.1 million).

9.	Liquidity and Capital Resources

As at	March 31, 2020	March 31, 2019	Changes
Cash and cash equivalents	$65,777	$67,441	$(1,664)
Short-term investment	76,742	47,836	28,906
	$142,519	$115,277	$27,242
Working capital	$130,351	$96,988	$33,363

	Three months ended March 31,			Year ended March 31,
	2020	2019	Changes	2020	2019		Changes
Cash flow
Cash provided by operating activities	$ 6,278	$8,344	$(2,066)	$ 77,246	$ 70,351	$	$ 6,895
Cash provided (used) in investing activities	2,936	(3,456)	6,392	(70,790)	(32,033)		(38,757)
Cash provided (used) in financing activities	(563)	(6,113)	5,550	(2,931)	(15,198)		12,267
Increase (decrease) in cash and cash equivalents	8,651	(1,225)	9,876	3,525	23,120		(19,595)
Effect of exchange rate changes on cash and cash equivalents	(4,768)	528	(5,296)	(5,189)	(4,878)		(311)
Cash and cash equivalents, beginning of the period	61,894	68,138	(6,244)	67,441	49,199		18,242
Cash and cash equivalents, end of the period	$ 65,777	$67,441	$(1,664)	$ 65,777	$ 67,441	$	$ (1,664)

Cash and cash equivalents and short-term investments as at March 31, 2020 were $142.5 million, an increase of $27.2 million or 24%, compared to $115.3 million as at March 31, 2019. The increase was mainly due to the increase in cash flow from operations.

Working capital as at March 31, 2020 was $130.4 million, an increase of $33.4 million or 34%, compared to $97.0 million as at March 31, 2019.

Cash flow provided by operating activities in Fiscal 2020 was $77.2 million, up $6.9 million or 10% compared to $70.4 million in Fiscal 2019. The increase was due to

  $75.4 million cash flow from operating activities before changes in non-cash operating working capital movement, up $6.0 million or 8%, compared to $69.7 million in Fiscal 2019; and offset by

  $1.8 million cash flow from changes of non-cash working capital movement, compared to $0.7 million in Fiscal 2019.

In Q4 Fiscal 2020, cash flow provided by operating activities was $6.3 million compared to $8.3 million in Q4 Fiscal 2019. The decrease was mainly due to less operating earnings in Q4 Fiscal 2020. Before changes in non-cash operating working capital, cash flows provided by operating activities in the current quarter were $9.2 million, a decrease of $0.8 million, compared to $10.0 million in the prior year quarter.

Cash flow used in investing activities in Fiscal 2020 was $70.8 million, compared to $32.0 million in

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2019, and comprised primarily of:

  $27.1 million payment for capitalized mineral exploration and development expenditures (Fiscal 2019 - $24.2 million);

  $0.8 million payment for a mineral right fee (Fiscal 2019 - $3.8 million);

  $7.4 million payment for the acquisition of plant and equipment (Fiscal 2019 - $6.3 million);

  $7.0 million investment in associate (Fiscal 2019 - $0.1 million);

  $1.7 million payment for reclamation deposits (Fiscal 2019 - $2.6 million);

  $7.9 million for the acquisition of other investments (Fiscal 2019 - $1.0 million); and

  $33.6 million payment for net purchase of short-term investments; offset by

  $6.1 million cash received from the disposal of XHP project (Fiscal 2019 - $nil); and

  $8.5 million proceeds from disposal of other investments (Fiscal 2019 - $nil).

In Q4 Fiscal 2020, cash flow from investing activities was $2.9 million, compared to $3.5 million cash flows used in investing activities in Q4 Fiscal 2019, and comprised primarily of:

  $6.0 million payment for capitalized mineral exploration and development expenditure (Q4 Fiscal 2019 - $4.8 million);

  $nil payment for a mineral right fee (Q4 Fiscal 2019 - $3.8 million),

  $1.2 million for the acquisition of plant and equipment (Q4 Fiscal 2019 - $1.9 million),

  $0.2 million payment for reclamation deposits (Q4 Fiscal 2019 - $2.3 million), and

  $4.0 million for the acquisition of other investments (Q4 Fiscal 2019 - $1.0 million), offset by

  $2.3 million proceeds from disposal of other investments (Q4 Fiscal 2019 - $nil); and

  $11.9 million proceeds from the net redemption of short-term investments (Fiscal 2019 - $10.6 million).

Cash flow used in financing activities in Fiscal 2020 was $2.9 million, compared to $15.2 million in Fiscal 2019, and comprised mostly of:

  $4.4 million repayment to a bank loan (Fiscal 2019 - $4.5 million proceeds received);

  $0.5 million lease payment (Fiscal 2019 - $nil);

  $3.3 million in distributions to non-controlling shareholders (Fiscal 2019 - $13.3 million);

  $4.3 million of dividends distributed to equity shareholders of the Company (Fiscal 2019 - $4.2 million);

  $nil for the acquisition of non-controlling interests (Fiscal 2019 - $1.1 million); offset by

  $1.5 million net repayment received from the non-controlling shareholder of Henan Found (Fiscal 2019 - $3.0 million loaned to the non-controlling shareholder); and

  $8.0 million proceeds from the issuance of common shares of the Company arising from stock options exercised (Fiscal 2019 - $1.9 million).

Cash flow used in financing activities in Q4 Fiscal 2020 was $0.6 million, compared to $6.1 million in Q4 Fiscal 2019, and comprised primarily of:

  $1.4 million advance to the non-controlling shareholder of Henan Found (Q4 Fiscal 2019 - $3.0 million);

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  $0.1 million lease payment (Q4 Fiscal 2019 - $nil); offset by

  $1.0 million proceeds from the issuance of common shares of the Company arising from stock options exercised (Q4 Fiscal 2019 - $0.2 million).

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

10.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2020 and March 31, 2019 that are not otherwise disclosed. The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private company	-	-	2,117	2,117

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in public companies	9,253	-	-	9,253

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2020 and March 31, 2019, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the years ended March 31, 2020 and 2019.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2020				March 31, 2019
	Within a year	2-5 years	Over 5 years	Total	Total
Bank loan	$-	$-	$-	$-	$4,475
Accounts payable and accrued liabilities	23,129	-	-	23,129	29,856
Lease obligation	567	1,464	38	2,069	-
	$23,696	$1,464	$38	$25,198	$34,331

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	March 31, 2020	March 31, 2019
Financial assets denominated in U.S. Dollars	$60,534	$45,912

As at March 31, 2020, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.1 million.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and loan to a related party. As at March 31, 2020, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The loan to the related party bears an interest rate of 4.35% per annum, which approximates the prevailing commercial lending rates in China as of March 31, 2020. The Company monitors its exposure to changes in interest rates on cash equivalents, short term investments, and loans to the related party. Due to the short term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade or other receivables which were past due on March 31, 2020 (at March 31, 2019 -$nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $663.

11.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

12.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows: (i) Due from related parties

Due from related parties	March 31, 2020	March 31, 2019
NUAG (a)	$94	$33
Henan Non-ferrous (b)	1,425	2,989
	$1,519	$3,022

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2020, the Company recovered $530 (year ended March 31, 2019 - $225), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

In March 2019, Henan Found advanced a loan of $2,989 (RMB¥20 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum. In December 2019, the loan, including accumulated interest, of $2,922 (RMB¥20.7 million) was repaid.

In January 2020, Henan Found advanced a loan of $1,426 (RMB¥10 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum.

(ii) Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2020 and 2019 were as follows:

	Years Ended March 31,
	2020	2019
Directors’ fees and bonus	$293	$256
Salaries and bonus for key management personnel	2,519	2,498
Share-based compensation	1,487	725
	$4,299	$3,479

Share-based compensation was measured at grant date fair value.

13.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provide the reconciliation of these measures to the financial statements for the years ended March 31, 2020 and 2019.

(a) Adjusted Net Income and Adjusted Earnings per Share

Adjusted net income and adjusted earnings per share are non-IFRS measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relate to positions that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted net income nor adjusted earnings per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measure presented by other companies. The following table shows a reconciliation of adjusted net income and loss for three and twelve months ended March 31, 2020 and 2019 to the net income for each period.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Three months ended March 31,		Year ended March 31,
(’000s US$)	2020	2019	2020	2019
Net income as reported for the period	$3,525	$15,940	$45,203	$52,047
Adjustment to impairment recovery of investment in associate	-	(1,899)	-	(1,899)
Adjustment to impairment recovery of mineral rights and properties	-	(7,279)	-	(7,279)
Adjusted net income for the year	$3,525	$6,762	$45,203	$42,869
Non-controlling interest as reported	362	3,833	10,929	12,323
Adjustments to non-controlling interest	-	(1,637)		(1,637)
Adjusted non-controlling interest	362	2,196	10,929	10,686
Adjusted net income attributable to equity holders	$3,163	$4,566	$34,274	$32,183
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.02	$0.03	$0.20	$0.19
Diluted adjusted earning per share	$0.02	$0.03	$0.20	$0.19
Basic weighted average shares outstanding	173,326,682	169,705,269	171,713,263	168,483,412
Diluted weighted average shares outstanding	175,381,704	170,645,002	174,079,387	170,386,993

(b) Costs per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and undated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Year ended March 31, 2020					Year ended March 31, 2019
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$47,236	$14,793	$-	$-	$62,029	$47,496	$14,965	$-	$-	$62,461
By-product sales
Gold		(3,911)	-	-	-	(3,911)	(3,642)	-	-	-	(3,642)
Lead		(43,312)	(8,654)	-	-	(51,966)	(55,739)	(8,372)	-	-	(64,111)
Zinc		(4,911)	(10,869)	-	-	(15,780)	(6,305)	(14,349)	-	-	(20,654)
Other		(1,683)	(617)	-	-	(2,300)	(1,095)	(363)	-	-	(1,458)
Total by-product sales	B	(53,817)	(20,140)	-	-	(73,957)	(66,781)	(23,084)	-	-	(89,865)
Total cash cost, net of by-product credits	C=A-B	(6,581)	(5,347)	-	-	(11,928)	(19,285))	(8,119)	-	-	(27,404)
Add: Mineral resources tax		3,718	822	-	-	4,540	3,993	871	-	-	4,864
General and administrative		6,849	2,738	469	10,094	20,150	5,950	1,969	1,647	9,475	19,041
Amortization included in general and administrative		(753)	(469)	(289)	(447)	(1,958)	(437)	(314)	(339)	(162)	(1,253)
Exploration and business development		-	-	-	679	679	-	-	-	386	386
Government fees and other taxes		1,591	496	2	26	2,115	1,980	621	62	36	2,699
Reclamation accretion		366	24	32	-	422	400	32	47	-	479
Lease payment		-	-	-	503	503	-	-	-	-	-
Sustaining capital expenditures		25,302	2,274	-	820	28,396	22,411	1,007	-	275	23,693
All-in sustaining cost, net of by-product credits	F	30,492	538	214	11,675	42,919	15,012	(3,933)	1,417	10,010	22,505
Add: Non-sustaining capital expenditures		6,008	812	88	-	6,908	9,766	495	609	-	10,870
All-in cost, net of by-product credits	G	36,500	1,350	302	11,675	49,827	24,778	(3,438)	2,026	10,010	33,375
Silver ounces sold ('000s)	H	5,558	699	-	-	6,257	5,764	626	-	-	6,390
Cash cost per ounce of silver, net of by-product credits	(B+C)/H	$(1.18)	$(7.65)	$-	$-	$(1.91)	$(3.35)	$(12.97)	$-	$-	$(4.29)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$5.49	$0.77	$-	$-	$6.86	$2.60	$(6.28)	$-	$-	$3.52
All-in cost per ounce of silver, net of by-product credits	G/H	$6.57	$1.93	$-	$-	$7.96	$4.30	$(5.49)	$-	$-	$5.22
By-product credits per ounce of silver
Gold		(0.70)	-	-	-	(0.63)	(0.63)	-	-	-	(0.57)
Lead		(7.79)	(12.38)	-	-	(8.31)	(9.67)	(13.37)	-	-	(10.03)
Zinc		(0.88)	(15.55)	-	-	(2.52)	(1.09)	(22.92)	-	-	(3.23)
Other		(0.30)	(0.88)	-	-	(0.37)	(0.19)	(0.58)	-	-	(0.23)
Total by-product credits per ounce of silver		$(9.67)	$(28.81)	$-	$-	$(11.83)	$(11.58)	$(36.87)	$-	$-	$(14.06)

		Three months ended March 31, 2020					Three months ended March 31, 2019
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$6,924	$1,420	$-	$-	$8,344	$9,003	4,002	$-	$-	$13,005
By-product sales
Gold		(625)	-	-	-	(625)	(759)	-	-	-	(759)
Lead		(5,562)	(892)	-	-	(6,454)	(9,318)	(2,102)	-	-	(11,420)
Zinc		(452)	(1,094)	-	-	(1,546)	(2,028)	(3,501)	-	-	(5,529)
Other		(74)	(327)	-	-	(401)	(344)	(168)	-	-	(512)
Total by-product sales	B	(6,713)	(2,313)	-	-	(9,026)	(12,449)	(5,771)	-	-	(18,220)
Total cash cost, net of by-product credits	C=A-B	211	(893)	-	-	(682)	(3,446)	(1,769)	-	-	(5,215)
Add: Mineral resources tax		463	96	-	-	559	782	220	-	-	1,002
General and administrative		2,306	978	84	2,590	5,958	1,500	466	311	2,623	4,900
Amortization included in general and administrative		(420)	(228)	(65)	(122)	(835)	(111)	(79)	(107)	(43)	(340)
Exploration and business development		-	-	-	274	274	-	-	-	111	111
Government fees and other taxes		216	21	-	1	238	385	91	29	-	505
Reclamation accretion		91	6	8	-	105	101	8	12	-	121
Lease payment		-	-	-	134	134	-	-	-	-	-
Sustaining capital expenditures		5,569	760	-	52	6,381	4,531	202	-	77	4,810
All-in sustaining cost, net of by-product credits	F	8,436	740	27	2,929	12,132	3,742	(860)	245	2,768	5,894
Add: Non-sustaining capital expenditures		649	115	1	-	765	5,831	90	127	-	6,048
All-in cost, net of by-product credits	G	9,085	855	28	2,929	12,897	9,573	(770)	372	2,768	11,942
Silver ounces sold ('000s)	H	711	89	-	-	800	1,141	173	-	-	1,314
Cash cost per ounce of silver, net of by-product credits	(B+C)/H	$0.30	$(10.03)	$-	$-	$(0.85)	$(3.02)	(10.23)	$-	$-	$(3.97)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$11.86	$8.31	$-	$-	$15.17	$3.28	(4.97)	$-	$-	$4.49
All-in cost per ounce of silver, net of by-product credits	G/H	$12.78	$9.61	$-	$-	$16.12	$8.39	(4.45)	$-	$-	$9.09
By-product credits per ounce of silver
Gold		(0.88)	-	-	-	(0.78)	(0.67)	-	-	-	(0.58)
Lead		(7.82)	(10.02)	-	-	(8.07)	(8.17)	(12.15)	-	-	(8.69)
Zinc		(0.64)	(12.29)	-	-	(1.93)	(1.78)	(20.24)	-	-	(4.21)
Other		(0.10)	(3.67)	-	-	(0.50)	(0.30)	(0.97)	-	-	(0.39)
Total by-product credits per ounce of silver		$(9.44)	$(25.98)	$-	$-	$(11.28)	$(10.92)	$(33.36)	$-	$-	$(13.87)

(c) Costs per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed.

		Year ended March 31, 2020					Year ended March 31, 2019
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$47,236	$14,793	$-	$-	$62,029	$47,496	$14,965	$-	$-	$62,461
Depreciation and amortization		17,835	2,880	-	-	20,715	16,857	3,140	-	-	19,997
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(5,947)	(213)	(834)	-	(6,994)	(5,353)	(340)	(891)	-	(6,584)
Add: stockpile and concentrate inventory - Ending		4,474	241	790	-	5,505	5,947	213	834	-	6,994
Adjustment for foreign exchange movement		191	156	44	-	391	322	20	57	-	399
		(1,282)	184	-	-	(1,098)	916	(107)	-	-	809
Total production cost		$63,789	$17,857	$-	$-	$81,646	$65,269	$17,998	$-		$83,267
Depreciation and amortization charged to mining costs	A	16,517	2,398	-	-	18,915	15,438	2,361	-	-	17,799
Depreciation and amortization charged to milling costs	B	1,128	486	-	-	1,614	1,333	756	-	-	2,089
Total non-cash production cost		$17,645	$2,884	$-	$-	$20,529	$16,771	$3,117	$-	$-	$19,888
Cash mining cost	C	37,688	10,947	-	-	48,635	39,468	10,723	-	-	50,191
Shipping cost	D	2,346	-	-	-	2,346	2,565	-	-	-	2,565
Cash milling cost	E	6,111	4,025	-	-	10,136	6,464	4,158	-	-	10,622
Total cash production cost		$46,145	$14,972	$-	$-	$61,117	$48,497	$14,881	$-	$-	$63,378
General and administrative		6,849	2,738	469	10,094	20,150	5,950	1,969	1,647	9,475	19,041
Exploration and business development		-	-	-	679	679	-	-	-	386	386
Amortization included in general and administrative		(753)	(469)	(289)	(447)	(1,958)	(437)	(314)	(339)	(162)	(1,253)
Government fees and other taxes		1,591	496	2	26	2,115	1,980	621	62	36	2,699
Reclamation accretion		366	24	32	-	422	400	32	47	-	479
Lease payment		-	-	-	503	503	-	-	-	-	-
Sustaining capital expenditures		25,302	2,274	-	820	28,396	22,411	1,007	-	275	23,693
All-in sustaining production cost	F	$79,500	$20,035	$214	$11,675	$111,424	$78,801	$18,196	$1,417	$10,010	$108,423
Non-sustaining capital expenditures		6,008	812	88	-	6,908	9,766	495	609	-	$10,870
All in production cost	G	$85,508	$20,847	$302	$11,675	$118,332	$88,567	$18,691	$2,026	$10,010	$119,293
Ore mined (’000s)	H	598.197	287.633	-	-	885.830	622.576	284.218	-		906.794
Ore shipped (’000s)	I	598.327	287.633	-	-	885.960	607.134	284.218	-		891.352
Ore milled (’000s)	J	601.605	290.610	-	-	892.215	619.851	288.995	-		908.846
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	27.61	8.34	-	-	21.35	24.80	8.31	-	-	19.63
Non-cash milling cost ($/tonne)	L=B/J	1.87	1.67	-	-	1.81	2.15	2.62	-	-	2.30
Non-cash production cost ($/tonne)	M=K+L	$29.48	$10.01	$-	$-	$23.16	$26.95	$10.93	$-	$-	$21.93
Cash mining cost ($/tonne)	N=C/H	63.00	38.06	-	-	54.90	63.39	37.73	-	-	55.35
Shipping costs ($/tonne)	O=D/I	3.92	-	-	-	2.65	4.22	-	-	-	2.88
Cash milling costs ($/tonne)	P=E/J	10.16	13.85	-	-	11.36	10.43	14.39	-	-	11.69
Cash production costs ($/tonne)	Q=N+O+P	$77.08	$51.91	$-	$-	$68.91	$78.04	$52.12	$-	$-	$69.92
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$132.52	$69.33	$-	$-	$125.29	$126.93	$63.59	$-	$-	$119.48
All in costs ($/tonne)	S=P+(G-F)/J	$142.51	$72.13	$-	$-	$133.04	$142.68	$65.30	$-	$-	$131.44

		Three months ended March 31, 2020					Three months ended March 31, 2019
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$6,924	$1,420	$-	$-	$8,344	$9,003	$4,002	$-	$-	$13,005
Depreciation and amortization as reported		2,712	434	-	-	3,146	3,749	852	-	-	4,601
Change in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(6,158)	(322)	(805)	-	(7,285)	(6,033)	(1,358)	(814)	-	(8,205)
Add: stockpile and concentrate inventory - Ending		4,474	241	790	-	5,505	5,947	213	834	-	6,994
Adjustment for foreign exchange movement		95	148	15	-	258	(145)	(38)	(20)	-	(203)
		(1,589)	67	-	-	(1,522)	(231)	(1,183)	-	-	(1,414)
Total production cost		$8,047	$1,921	$-	$-	$8,446	$12,521	$3,671	$-		$16,192
Depreciation and amortization charged to mining costs	A	2,060	354	-	-	2,414	3,178	481	-	-	3,659
Depreciation and amortization charged to milling costs	B	192	71	-	-	263	319	168	-	-	487
Total non-cash production cost		$2,252	$425	$-	$-	$2,677	$3,497	$649	$-		$4,146
Cash mining cost	C	4,725	952	-	-	5,677	7,244	2,044	-	-	9,288
Shipping cost	D	272	-	-	-	272	436	-	-	-	436
Cash milling cost	E	798	544	-	-	1,342	1,345	979	-	-	2,324
Total cash production cost		$5,795	$1,496	$-	$-	$7,291	$9,025	$3,023	$-	$-	$12,048
General and administrative		2,306	978	84	2,590	5,958	1,500	466	311	2,623	4,900
Exploration and business development		-	-	-	274	274	-	-	-	111	111
Amortization included in general and administrative		(420)	(228)	(65)	(122)	(835)	(111)	(79)	(107)	(43)	(340)
Government fees and other taxes		216	21	-	1	238	385	91	29	-	505
Reclamation accretion		91	6	8	-	105	101	8	12	-	121
Lease payment		-	-	-	134	134	-	-	-	-	-
Sustaining capital expenditures		5,569	760	-	52	6,381	4,531	202	-	77	4,810
All-in sustaining production cost	F	$13,557	$3,033	$27	$2,929	$19,546	$15,431	$3,711	$245	$2,768	$22,155
Non-sustaining capital expenditures		649	115	1	-	765	5,831	90	127	-	6,048
All in production cost	G	$14,206	$3,148	$28	$2,929	$20,311	$21,262	$3,801	$372	$2,768	$28,203
Ore mined (’000s)	H	69.379	37.216	-	-	106.595	111.032	50.368	-	-	161.400
Ore shipped (’000s)	I	68.737	37.216	-	-	105.953	109.793	50.368	-	-	160.161
Ore milled (’000s)	J	69.188	33.243	-	-	102.431	107.039	52.865	-	-	159.904
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	29.69	9.51	-	-	22.65	28.62	9.55	-	-	22.67
Non-cash milling cost ($/tonne)	L=B/J	2.78	2.14	-	-	2.57	2.98	3.18	-	-	3.05
Non-cash production cost ($/tonne)	M=K+L	$32.47	$11.65	$-	$-	$25.22	$31.60	$12.73	$-	$-	$25.72
Cash mining cost ($/tonne)	N=C/H	68.10	25.58	-	-	53.26	65.24	40.58	-	-	57.55
Shipping costs ($/tonne)	O=D/I	3.96	-	-	-	2.57	3.97	-	-	-	2.72
Cash milling costs ($/tonne)	P=E/J	11.53	16.36	-	-	13.10	12.57	18.52	-	-	14.53
Cash production costs ($/tonne)	Q=N+O+P	$83.59	$41.94	$-	$-	$68.93	$81.78	$59.10	$-	$-	$74.80
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$195.78	$88.18	$-	$-	$188.57	$141.63	$72.11	$-	$-	$138.01
All in costs ($/tonne)	S=P+(G-F)/J	$205.16	$91.63	$-	$-	$196.04	$196.10	$73.82	$-	$-	$175.83

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

14.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2020.

15.	New Accounting Standards

(a) Adoption of new accounting standards

IFRS 16 - Lease

IFRS 16 - Leases (“IFRS 16”) was issued by the IASB and will replace IAS 17 - Leases (“IAS 17”) and IFRIC 4 - Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting, apart from a specific exception in respect of sublease, remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company applied IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term lease.

Policy applicable from April 1, 2019

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation,

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized as profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statement of income on a straight-line basis over the period the lease.

The lease receivable is initially measured at the present value of the lease payments remaining at the lease commencement date, discounting the interest rate implicated in the lease or the Company’s incremental borrowing rate if the lease is a sublease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for lease of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term in the Company’s consolidated statement of income.

Adjustments upon Adoption

Upon adoption of IFRS 16 on April 1, 2019, the Company recognized lease receivable, ROU asset, and lease obligation of $447, $360, and $1,463, respectively, related to the Company’s office lease agreement and sublease agreements. The Company also recognized cumulative adjustments to retained earnings and accumulated other comprehensive income of $(823) and $167, respectively.

(b) Accounting standards not yet effective

New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

16.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s website www.silvercorp.ca;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2020.

17.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding - 173,885,709 common shares with a recorded value of $244.1 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
201,260	$1.43	6/2/2020
565,000	$2.60	11/16/2021
526,250	$3.23	3/12/2021
402,500	$3.36	10/2/2020
667,500	$3.40	8/24/2021
2,362,510

(c)	Restricted Share Units (RSUs)

Outstanding - 669,749 RSUs with grant date closing price of CAD$4.94 per share.

18.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and/or on EDGAR at www.sec.gov. Readers are encouraged to refer to these

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)
  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain cost.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;

(xi)	equipment breakdown;

(xii)	other unanticipated difficulties or interruptions in development, construction or production;

(xiii)	other acts of God or unfavourable operating conditions; and

(xiv)	health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

  Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

  General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;
(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

and cash flow;
(iv)	recessionary pressures could adversely impact demand for our production;
(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

19.	Corporate Governance, Safety, Environment ad Social Responsibility

(a) Governance

Our Board oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of five directors, and as at March 31, 2020 and the date of this MD&A, four of them are independent, and one is female. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies and the key risks of the business, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Corporate Governance and Nominating Committee, appointed by the Board, oversee the effective functioning of the Board and the implementation of governance best practices.

We believe that good corporate governance is essential to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

(b) Health, Safety, and Environment

The Company highly values ecological and environmental protection, as well as ensuring a safe workplace for all employees and contractors, at all of our sites. These corporate philosophies tie directly into the emphasis on efficient process design and management across all aspects of the operation. Significant, ongoing efforts are made to identify and minimize risks, as well as streamline the collection, monitoring and reporting of data. A social media platform that was developed in-house in 2014, the “Enterprise-Blog”, is an instrumental tool used to ensure all mandatory procedures are being performed. In addition, an on-line, real time, monitoring and GPS system was established to further the goal of creating an “intelligent mine”.

The Company has remained focused on sustainable development since its inception and is dedicated to fulfilling our environmental goals and responsibilities for the communities where it operates. Silvercorp is committed to building green mines and employing the latest design, construction and management practice to ensure our mining environment undergoes timely rehabilitation. In Fiscal 2020, the Company reforested more than 9.1 hectares through land reclamation and environmental restoration projects.

As part of our objective to minimize the impact our operations have on the environment, Silvercorp strives to reduce its energy and water consumption.

The Company is dedicated to minimizing the potential health and safety risks faced by employees and contractors. Training for new workers and ongoing training programs are a priory and Silvercorp continuously reviews and refines all standard procedures at our mines and milling facilities to identify any potential risks associated with each step of the operations.

Moreover, to response to health risks associated with the spread of COVID-19, the Company has implemented a number of health and safety measures designed to protect employees at its operations since Q4 Fiscal 2020.

(c) Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

contributes to numerous community programs that typically center on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2020, the Company:

  promoted community health and alleviating poverty in the local community with an emphasis on children and seniors with periodic visits and subsidies;

  donated $0.2 million to institutions in scholarship or education assistance programs to support children’s education at the local and national level;

  donated $0.2 million to the local government in China as part of the Company’s effort to help address the impact from COVID-19; and

  donated personal protective equipment, worth approximately $0.1 million, consisting of 17,000 3M N95 respirator masks, 100,000 pairs of medial gloves, 1,000 protective bodysuits, and 540 goggles, to Vancouver General Hospital and Vancouver Coastal Health as part of the Company’s effort to reduce the significant risks faced by front-line healthcare workers in Vancouver-area hospitals as they combat COVID-19.

20.	Subsequent Event

On April 27, 2020, the Company announced that it entered into a definitive agreement (the “Arrangement Agreement”) whereby the Company will acquire all of the issued and outstanding shares of Guyana Goldfields Inc. (TSX: GUY) (“Guyana Goldfields”) by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”).

Under the terms of the Transaction, each holder of Guyana Goldfields shares will have the option to receive, for each Guyana Goldfields share held, CAD$0.60 in cash or 0.1195 of a Silvercorp common share (valued at CAD$0.60 based on the volume weighted average price for Silvercorp common shares for the 20 trading days ended April 24, 2020), subject to a maximum cash consideration of approximately $23.4 million (CAD$33.2 million). If all Guyana Goldfields shareholders elect to receive cash, consideration for each share will consist of CAD$0.20 in cash and 0.0796 of a Silvercorp common share (valued at CAD$0.40 based on the volume weighted average price for Silvercorp common shares for the 20 trading days ended April 24, 2020). Assuming the maximum cash consideration, existing Guyana Goldfields shareholders will own 7.1% of Silvercorp’s pro forma basic shares outstanding following the Transaction. The consideration of CAD$0.60 per share represents a 71% premium to the 20-day volume weighted average price of Guyana Goldfields as of the close of trading on April 24, 2020.

Concurrently with entering into the Arrangement Agreement, the Company and Guyana Goldfields have also entered into a loan agreement, whereby the Company will lend Guyana Goldfields up to US$15 million with an interest rate of 12% per annum (or, on the occurrence of certain triggering events, 14% per annum) to fund Guyana Goldfields’ expected liquidity shortfall between the signing of the Arrangement Agreement and the closing of the Transaction.

On May 18, 2020, the Company announced that it has entered into an amending agreement (the “Amending Agreement”) to the Arrangement Agreement. Pursuant to the terms of the Amending Agreement, each holder of Guyana Goldfields shares will receive, for each Guyana Goldfields share held, C$0.25 in cash and 0.1849 of a Silvercorp common share, for total consideration of C$1.30 per share (based on the volume weighted average price for Silvercorp common shares for the 5 trading days ended May 14, 2020). The terms of the Amending Agreement were agreed to following receipt by Guyana Goldfields of an unsolicited all-cash proposal from a third party to acquire Guyana Goldfields.

After accounting for Silvercorp’s current share position in Guyana Goldfields, cash consideration of C$0.25 per Guyana Goldfields share implies a total cash component of approximately $27.8 million (C$39.5 million). Share consideration of C$1.05 per Guyana Goldfields share implies a total share component of 29.2 million shares after accounting for Silvercorp’s existing position, resulting in existing

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Guyana Goldfields shareholders owning 14.4% of Silvercorp’s pro forma basic shares outstanding following the Transaction.

Commensurate with the increase in consideration, valuing Guyana Goldfields at approximately C$227 million, the Amending Agreement provides for an increase in the termination fee to C$9.0 million, which is to be paid by Guyana Goldfields to Silvercorp if the Arrangement Agreement is terminated in the event Guyana Goldfields’s board accepts a superior proposal. Other than as described herein, the terms of the Transaction remain unamended, including the terms of the interim loan facility.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporation Act and will be subject to the approval of 66 2/3% of votes cast by shareholders of Guyana Goldfields at a special meeting of Guyana Goldfields shareholders scheduled for June 29, 2020. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

21.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2020, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

22.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary to permit of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

COSO was effective as of March 31, 2020 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting included with our audited consolidated financial statements.

23.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2020 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

24.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors Officers

Dr. Rui Feng, Director, Chairman Rui Feng, Chief Executive Officer Yikang Liu, Director Derek Liu, Chief Financial Officer

Paul Simpson, Director Yong-Jae Kim, General Counsel & Corporate Secretary David Kong, Director Lon Shaver, Vice President Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, is “expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine ; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2020
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

  COVID - 19;

  fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 40